Exhibit 10.13

Description of Executive Bonus Plan.

On May 3, 1996, the Board of Directors approved an executive bonus program whereby 5 percent of earnings before provision for income taxes will be distributed to executive officers as bonuses. The executive bonus program will be effective beginning in fiscal year 1997.